November 19, 2010 United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549-0404 Attn: Sirimal Mukerjee, Esq.

Re:       Searchlight Minerals Corp.
Registration Statement on Form S-3
(File No. 333-169993)

Dear Mr. Mukerjee:

On behalf of Searchlight Minerals Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated November 16, 2010 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-3 (File No. 333-169993) which was filed on October 18, 2010. The Company also has responded to the Comment Letter by the filing of the Pre-Effective Amendment No. 1 to the Registration Statement with the Commission.

The following responses correspond to the numbered paragraphs in your Comment Letter.  The responses and undertakings contained in this letter are the positions of the Company.  For your convenience, we have set forth each comment in bold typeface and included the Company’s response below the relevant comment:

Incorporation of Certain Information by Reference, page 27

1.
Assuming you are eligible to use Form S-3, Part I, Item 12(a)(2) of Form S-3 requires you to incorporate by reference specifically “all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to in (1) above[.]”  Your list of documents incorporated by reference, at pages 27-28, appears to be incomplete insofar as it is missing the Form 10-Q for the quarter ended March 31, 2010, filed on May 7, 2010, and the current reports on Form 8-K filed on March 1, 2010 (as amended on March 12, 2010) and May 3, 2010.  We also note that you have filed your Form 10-Q for the quarter ended September 30, 2010 and Definitive Proxy Materials.  Please revise.

United States Securities and Exchange Commission
Sirimal Mukerjee, Esq.
November 19, 2010

In response to your comments, the Company has revised the disclosure at pages 27-28 of the Registration Statement to include the Company’s reports on Form 10-Q and Form 8-K filed with the Commission since December 31, 2009 and the Definitive Proxy Statement filed on November 10, 2010, as reports incorporated by reference into the Registration Statement.  Further, the Company has reasonable grounds to believe that it is currently eligible to use Form S-3 pursuant to Instructions I.A and I.B.1 of Form S-3.

The Company would like to request acceleration of the effective date of the Registration Statement before the Thanksgiving holiday.  We will be contacting you today in that regard.

In connection with the Company’s response to your comment letter, the Company acknowledges that:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement;

2.           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

3.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing and

4.           The Company may not assert the staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses fully address your inquiries.  Please contact us if you have any further questions at the address and phone number in our letterhead.

Very truly yours,

/s/ Jeffrey P. Berg
Jeffrey P. Berg
of BAKER & HOSTETLER LLP

CC:	MARTIN B. ORING
CARL S. AGER
MELVIN L. WILLIAMS
ALEXANDRA LEDBETTER
H. ROGER SCHWALL